RxBids

9050 W. Warm Springs Road, #12-2129

Las Vegas, Nevada  89148

October 18, 2010

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:

Preliminary Information Statement on Schedule 14C of RxBids, a Nevada

corporation (the “Company”)

Commission File No. 000-53373

Dear Ms. Mills-Apenteng:

I am writing with reference to your comment letter, dated October 12, 2010, on the above-referenced filing.  The Company has filed a revised preliminary information statement in response to that letter.  Your comments, and the Company’s responses, are as follows:

1.  It appears that you obtained consents for the actions described in your filing from five shareholders who each own less than 5% of your outstanding shares and who are not officers or directors of your company.  Accordingly, it appears you may have engaged in a solicitation as defined in Rule 14a-1(1).  Please tell us the sequence of events through which these consents were obtained.  Alternatively, you may file a preliminary proxy statement on Schedule 14A.

•

Thomas Howells and Travis Jenson are principals of Jenson Services, Inc., which on August 26, 2010, acquired an option to purchase 1,900,000 shares, representing approximately 36% of the Company’s outstanding common stock, at a total exercise price of $60,000.  In connection with their due diligence prior to the grant of the option to Jenson Services, Messrs. Howells and Jenson determined that the Company’s Articles of Incorporation should be amended in order to make it a more desirable candidate for a merger or acquisition transaction.  Mr. Howells discussed these proposed amendments with me during the time that the Jenson Services option was being negotiated, but there was no agreement or commitment by which the Company was obligated to effectuate such amendments.  Following my discussions with Mr. Howells and the execution of the Jenson Services Option Agreement, the Company’s Board of Directors decided to implement the amendments that I had previously discussed with Mr. Howells.  Because he was the person who first suggested these amendments to me, I knew that Mr. Howells would consent thereto.  In addition, because of Mr. Jenson’s close business relationship with both Mr. Howells and Jenson Services, and his prior discussions about these amendments with Mr. Howells, I knew that Mr. Jenson would also consent.

•

Kelly Trimble is a business associate of Messrs. Howells and Jenson and has had numerous discussions with them about the advisability of amending the Company’s Articles of Incorporation.  Like Messrs. Howells and Jenson, Mr. Trimble is a sophisticated investor with many years’ experience investing in small public companies and is aware that the amendment of the Company’s Articles of Incorporation is an important preliminary step to making the Company an attractive merger or acquisition candidate.  It is my understanding that during his discussions with Messrs. Howells and Jenson, Mr. Trimble advised them that he would vote in favor of the amendments.

•

Ms. Peeples was a director of the Company until August 19, 2010, and has maintained an active interest in the Company and its prospects since then.  Prior to her resignation from the Board, Ms. Peeples was privy to type of Company information to which a director would typically have access, including my discussions with Mr. Howells about the advisability of amending the Company’s Articles of Incorporation.  Ms. Peeples agreed with Mr. Howells’ and my assessment in this regard.

•

Russel K. Christensen and Kathleen W. Christensen are early investors in the Company.  They have held their shares since December, 2006.  Please also note that the consent of Mr. and Mrs. Christensen was not necessary in order to approve these matters, as the other Majority Stockholders collectively own 50.8% of the Company’s outstanding voting securities.

2.  Please expand your discussion to provide a balanced discussion of the general effects of amending the Articles of Incorporation to allow the Board of Directors to recapitalize without shareholder approval.  Disclose any potential anti-takeover effects as well as any material consequences to existing stockholders.

New second and third paragraphs have been added as indicated under the caption “Board of Directors’ Authority to Effect Re-Capitalizations in the Form of Forward and Reverse Splits of our Outstanding Securities” under the heading “REASONS FOR THE ADOPTION OF THE AMENDMENTS AND THE AMENDED AND RESTATED ARTICLES OF INCORPORATION.”

3.  Regarding the proposal to opt out of the Nevada Control Share Acquisitions Act, please revise to add a brief discussion of the Act to provide shareholders with contextual background.  Disclose the general effects of the proposal and explain whether the proposal will affect how the company is treated under the Act.  In this regard, we note your disclosure that the bylaws already allow you to opt out of the Act.

New first and third paragraphs have been added as indicated under the caption “Exemption from the Control Share Acquisitions Act” under the heading “REASONS FOR THE ADOPTION OF THE AMENDMENTS AND THE AMENDED AND RESTATED ARTICLES OF INCORPORATION.”

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further comments.

RXBIDS, a Nevada corporation

By /s/ Mack Bradley

Mack Bradley, President